Filed by Tumbleweed Communications Corp. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:   Valicent Inc.
Commission File No:   000-31109

This filing relates to a planned merger (the “Merger”) between Tumbleweed Communications Corp. (“Tumbleweed”) and Valicert, Inc. (“Valicert”) pusuant to the terms of an Agreement and Plan of Reorganization and Merger, dated as of February 18, 2003 (the “Merger Agreement”), by and among Tumbleweed, Velocity Acquisition Sub, and Valicert. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by Tumbleweed on March 6, 2003, and is incorporated by reference into this filing. The following is an excerpt relating to the merger from a press release issued by Tumbleweed on April 21, 2003.

John Vigouroux, CEO of Valicert, to become President and COO of Tumbleweed Communications

Pending final merger approval, Valicert’s President and CEO, John Vigouroux, will join Tumbleweed’s Executive Staff as President and Chief Operating Officer of Tumbleweed Communications and will report to Jeffrey C. Smith, CEO of Tumbleweed. “We’re excited to have John join our team,” said Jeffrey C. Smith.

Tumbleweed also announced that Doug Sabella has resigned today from his role as President, Chief Operating Officer and Director of Tumbleweed Communications.

“Doug’s tenure at Tumbleweed has been instrumental in improving our business the past two years. Under his leadership as Chief Operating Officer, we have met or exceeded our EPS guidance in each and every quarter,” Smith noted. “Doug’s focus on operational efficiencies has enabled us to substantially cut operating expenses. We thank Doug for his dedication and commitment to Tumbleweed, and we wish him all the best as he pursues new endeavors.”

“I am very proud of what we have achieved at Tumbleweed over the last two years,” said Douglas A. Sabella. “My mission to drive operational excellence has resulted in nine consecutive quarters of improving bottom line performance,” Sabella concluded.

Additional Information About the Merger and Where To Find It

Tumbleweed has filed a registration statement on Form S-4 in connection with the merger with Valicert, and Tumbleweed and Valicert intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Tumbleweed and Valicert are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Tumbleweed, Valicert and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Tumbleweed or Valicert. Tumbleweed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. Information regarding the interests of Tumbleweed’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. Valicert and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. Information regarding the interests of Valicert’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Tumbleweed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Tumbleweed and Valicert in connection with the transaction, each of Tumbleweed and Valicert file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Tumbleweed and Valicert with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Tumbleweed at their website www.tumbleweed.com or Valicert at their website at www.valicert.com.